..
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                          CENTURION GOLD HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15643F107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 15643F107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED             --------------------------------------------------------------
BY EACH           6     SHARED VOTING POWER:
REPORTING
PERSON                  4,750,000 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        4,750,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,750,000 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.2%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on 210,816,321 shares of common stock, par value $0.0001 per share (the "Shares") of Centurion Gold Holdings, Inc., a Florida corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. As of December 31, 2008, Erato Corporation ("Erato") held (i) a warrant (the "September Warrant") to acquire 1,000,000 Shares, at an exercise price of $0.90 per Share, subject to certain adjustments, and (ii) a warrant (the "February Warrant" and together with the September Warrant, the "Warrants") to acquire 3,750,000 Shares at an exercise price of $0.34 per Share, subject to certain Adjustments. The Warrants each contain an issuance limitation prohibiting Erato from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by Erato upon 75 days prior notice to the Company and shall automatically become null and void following the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.

--------------------------------------------------------------------------------
CUSIP No. 15643F107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED             --------------------------------------------------------------
BY EACH           6     SHARED VOTING POWER:
REPORTING
PERSON                  4,750,000 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        4,750,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,750,000 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.2%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 210,816,321 shares of common stock, par value $0.0001 per share (the "Shares") of Centurion Gold Holdings, Inc., a Florida corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. As of December 31, 2008, Erato Corporation ("Erato") held (i) a warrant (the "September Warrant") to acquire 1,000,000 Shares, at an exercise price of $0.90 per Share, subject to certain adjustments, and (ii) a warrant (the "February Warrant" and together with the September Warrant, the "Warrants") to acquire 3,750,000 Shares at an exercise price of $0.34 per Share, subject to certain Adjustments. The Warrants each contain an issuance limitation prohibiting Erato from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by Erato upon 75 days prior notice to the Company and shall automatically become null and void following the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.

--------------------------------------------------------------------------------
CUSIP No. 15643F107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Erato Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237862
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED             --------------------------------------------------------------
BY EACH           6     SHARED VOTING POWER:
REPORTING
PERSON                  4,750,000 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        4,750,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,750,000 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.2%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on 210,816,321 shares of common stock, par value $0.0001 per share (the "Shares") of Centurion Gold Holdings, Inc., a Florida corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. As of December 31, 2008, Erato Corporation ("Erato") held (i) a warrant (the "September Warrant") to acquire 1,000,000 Shares, at an exercise price of $0.90 per Share, subject to certain adjustments, and (ii) a warrant (the "February Warrant" and together with the September Warrant, the "Warrants") to acquire 3,750,000 Shares at an exercise price of $0.34 per Share, subject to certain Adjustments. The Warrants each contain an issuance limitation prohibiting Erato from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by Erato upon 75 days prior notice to the Company and shall automatically become null and void following the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.

--------------------------------------------------------------------------------
CUSIP No. 15643F107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED             --------------------------------------------------------------
BY EACH           6     SHARED VOTING POWER:
REPORTING
PERSON                  4,750,000 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        4,750,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,750,000 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.2%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 210,816,321 shares of common stock, par value $0.0001 per share (the "Shares") of Centurion Gold Holdings, Inc., a Florida corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. As of December 31, 2008, Erato Corporation ("Erato") held (i) a warrant (the "September Warrant") to acquire 1,000,000 Shares, at an exercise price of $0.90 per Share, subject to certain adjustments, and (ii) a warrant (the "February Warrant" and together with the September Warrant, the "Warrants") to acquire 3,750,000 Shares at an exercise price of $0.34 per Share, subject to certain Adjustments. The Warrants each contain an issuance limitation prohibiting Erato from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by Erato upon 75 days prior notice to the Company and shall automatically become null and void following the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.

--------------------------------------------------------------------------------
CUSIP No. 15643F107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED             --------------------------------------------------------------
BY EACH           6     SHARED VOTING POWER:
REPORTING
PERSON                  4,750,000 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        4,750,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,750,000 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.2%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 210,816,321 shares of common stock, par value $0.0001 per share (the "Shares") of Centurion Gold Holdings, Inc., a Florida corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. As of December 31, 2008, Erato Corporation ("Erato") held (i) a warrant (the "September Warrant") to acquire 1,000,000 Shares, at an exercise price of $0.90 per Share, subject to certain adjustments, and (ii) a warrant (the "February Warrant" and together with the September Warrant, the "Warrants") to acquire 3,750,000 Shares at an exercise price of $0.34 per Share, subject to certain Adjustments. The Warrants each contain an issuance limitation prohibiting Erato from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by Erato upon 75 days prior notice to the Company and shall automatically become null and void following the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.

Item 1(a).  Name of Issuer: CENTURION GOLD HOLDINGS, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            12 Main Reef Road, Primrose, South Africa 1401

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Erato Corporation, a Delaware corporation, Eugene Grin and David Grin. Erato Corporation is a wholly-owned subsidiary of Laurus Master Fund, Ltd (In Liquidation). Laurus Master Fund, Ltd (In Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC. Information related to each of Laurus Capital Management, LLC, Erato Corporation, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 15643F107

Item 3.     Not Applicable

Item 4.     Ownership:

      (a) Amount Beneficially Owned: 4,750,000 shares of Common Stock*

      (b) Percent of Class: 2.2%*

         (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 4,750,000 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

            iv)   shared power to dispose or to direct the disposition of:
                  4,750,000 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class:
                           [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 210,816,321 shares of common stock, par value $0.0001 per share (the "Shares") of Centurion Gold Holdings, Inc., a Florida corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. As of December 31, 2008, Erato Corporation ("Erato") held (i) a warrant (the "September Warrant") to acquire 1,000,000 Shares, at an exercise price of $0.90 per Share, subject to certain adjustments, and (ii) a warrant (the "February Warrant" and together with the September Warrant, the "Warrants") to acquire 3,750,000 Shares at an exercise price of $0.34 per Share, subject to certain Adjustments. The Warrants each contain an issuance limitation prohibiting Erato from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by Erato upon 75 days prior notice to the Company and shall automatically become null and void following the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 9, 2009
                                               ---------------------------------
                                               Date


                                               LAURUS MASTER FUND, LTD. (In
                                               Liquidation)
                                               By:  Laurus Capital Management,
                                               LLC, as investment manager

                                               /s/ David Grin
                                               ---------------------------------
                                               David Grin
                                               Principal

APPENDIX A


A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

      Business Address:       335 Madison Avenue, 10th Floor
                              New York, New York 10017

      Place of Organization:  Delaware


B. Name: Erato Corporation, a Delaware corporation

      Business Address:       335 Madison Avenue, 10th Floor
                              New York, New York 10017

      Place of Organization:  Delaware


C. Name: Eugene Grin

      Business Address:       335 Madison Avenue, 10th Floor
                              New York, New York 10017

      Principal Occupation:   Principal of Laurus Capital Management, LLC

      Citizenship:            United States


D. Name: David Grin

      Business Address:       335 Madison Avenue, 10th Floor
                              New York, New York 10017

      Principal Occupation:   Principal of Laurus Capital Management, LLC

      Citizenship:            Israel

Each of Laurus Capital Management, LLC, Erato Corporation, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Erato Corporation

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager


/s/ David Grin
---------------------------------
David Grin
Principal
February 9, 2009


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 9, 2009


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 9, 2009